E-Dispatch Inc.
                          800 Bellevue Way, Suite 400,
                               Bellevue, WA 98004
                                 (425) 646-2391

October 29, 2009

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Mail Stop 3720

Re: E-DISPATCH Inc.:
    Form 10-K for Fiscal Year Ended March 31, 2009
    Filed July 13, 2009
    Form 10-Q for the Fiscal Quarter Ended June 30, 2009
    Filed August 7, 2009
    File No. 333-151212

Dear Mr. Spirgel,

     E-Dispatch Inc. (the "Company") acknowledges receipt of the letter dated October 9, 2009 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").

     We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

     We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

               FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 31, 2009

ITEM 9A CONTROLS AND PROCEDURES, PAGE 31

1. DISCLOSE THE CONCLUSIONS OF YOUR COMPANY'S PRINCIPAL EXECUTIVE AND FINANCIAL OFFICERS, OR PERSONS PERFORMING SIMILAR FUNCTIONS, REGARDING THE EFFECTIVENESS OF YOUR COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES AS OF THE END OF THE PERIOD COVERED BY THE REPORT, BASED ON THE EVALUATION OF THESE CONTROLS AND PROCEDURES. SEE ITEM 307 OF REG. S-K.

     RESPONSE: Revised. We have revised Item 9A Controls and Procedures of the Form 10-K to clarify that the term "management" in Item 9A of our Form 10-K referred to our principal executive and financial officer and his conclusions regarding the effectiveness of our disclosure control and procedures as of March 31, 2009.

                                   * * * * * *

     We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact at Tel: (425) 646-2391.

                                Sincerely,


                                /s/ Roderick Macutay
                                -------------------------------------
                                Roderick Macutay
                                Chief Executive and Financial Officer
                                E-Dispatch Inc.

VIA EDGAR

cc: Securities and Exchange Commission
    Mr. Joe Cascarano.
    Mr. Robert Littlepage